1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated August 25, 2009

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2009/08/25

Chunghwa Telecom Co., Ltd.

By:	/s/ Joseph C.P. Shieh
Name:	Joseph C.P. Shieh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description
99.1	Announcement Regarding Redefinition of Operating Segments

Exhibit 99.1

Chunghwa Telecom to Redefine Its Financial Reporting

Operating Segments

Taipei, Taiwan, R.O.C. August 25, 2009 - Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“CHT” or “the Company”) today announced that starting on September 1, 2009, Chunghwa Telecom will redefine its financial reporting operating segments into five operating segments: (i) domestic fixed communications business, (ii) mobile communications business, (iii) internet business, (iv) international fixed communications business and (v) others. Prior to September 1, 2009, Chunghwa Telecom had seven operating segments: (i) local operations, (ii) domestic long distance operations, (iii) international long distance operations, (iv) cellular service operations, (v) Internet and data operations, (vi) cellular phone sales and (vii) all others. The redefinition of the Company’s operating segments is expected to facilitate the management’s ability to assess the performance of each operating segment by conforming the Company’s operating segments to the international trends of other telecommunications companies in general.

As part of the redefinition, certain items have been redefined from one operating segment to another. The following charts set forth a description of which items are included under each of the operating segments.

Segment Reporting Change

Old
Segment	Major Items
Fixed line	Local
DLD
ILD

Cellular Service	Mobile services

Internet & data	Internet services
1. HiNet service
2. Internet VAS
3. Narrowband Access 4. Broadband Access (ADSL+ FTTx)
Data services
1. Leased line (Local, DLD & International)
2. Other (MOD, IDC, Managed Data services: (i) Domestic Data services, (ii) Data Communication services and (iii) International Data services)
Cellular Phone	Sales of mobile handsets and data cards

All others	Satellite services
Paging services
Miscellaneous (including non-core VAS, Domestic Other, International Other, Internet Other, Mobile Other, non-Telecom services)

New
Segment	Major Items
Domestic Fixed Communications Business	Local
DLD
Narrowband Access
Broadband Access (ADSL+ FTTx)
Leased line- Local & DLD
MOD
Domestic Data services
Domestic Other (including ICT, corporate solution services and billing handling services, the leasing of real estate)

Mobile Communications Business	Mobile services
Paging services
Sales of mobile handsets and data cards
Mobile Other (including corporate solution services and billing handling services, the leasing of real estate, ICT)

Internet Business	HiNet service
Internet VAS (including non-core VAS)
Data Communication services
IDC
Internet Other (including government services, corporate solution services and billing handling services, the leasing of real estate)

International Fixed Communications Business	ILD
Leased line- International
International Data services
Satellite services
International Other (including corporate solution services and billing handling services, the leasing of real estate)

Others	non-Telecom services

Note :	DLD :	Domestic long distance
	ILD :	International long distance
	MOD :	Multimedia on Demand
	ICT :	Information and communication technologies
	IDC :	Internet Data Center

Pro Forma Operating Segment Information for the Three Months Ended

March 31, 2009

	Three months ended March 31, 2009 (Unaudited)				Amount in Million of New Taiwan Dollars
Item	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Adjustment	Total
Revenues from external customers	17,700	21,773	5,755	3,633	259	0	49,120
Intersegment revenues	3,319	470	160	313	0	(4,262)	0

Total revenues	21,019	22,243	5,915	3,946	259	(4,262)	49,120

Segment income before income tax	4,575	7,816	2,321	488	(210)	0	14,990

Interest income							214
Equity in earnings (losses) of equity method investees							(9)
Other income							450
Interest expense							(6)
General expense							(863)
Other expense							(455)

Income before tax							14,321

Segment assets	238,234	65,384	16,557	18,196	11,541	0	349,912

Investment accounted for using equity method							2,348
Other assets							99,384

Total assets							451,644

Depreciation and amortization	6,135	2,115	585	352	43

Expenditures for segment assets	3,290	814	418	92	89

Operating Segment Information for the Three Months Ended

March 31, 2009

	Three months ended March 31, 2009 (Unaudited)						Amount in Million of New Taiwan Dollars
Item	Fixed line			Cellular Service	Internet and Data	Cellular Phone	All Others	Adjustment	Total
	Local	DLD	ILD
Revenues from external customers	8,104	1,904	3,124	17,561	12,469	4,170	1,788	0	49,120
Intersegment revenues	999	477	0	1,540	5,202	462	2	-8,682	0

Total revenues	9,103	2,381	3,124	19,101	17,671	4,632	1,790	-8,682	49,120

Segment income before income tax	(1,462)	1,241	567	8,901	6,535	-1,091	299	0	14,990

Interest income									214
Equity in earnings (losses) of equity method investees									(9)
Other income									450
Interest expense									(6)
General expense									(863)
Other expense									(455)

Income before tax									14,321

Segment assets	136,337	4,800	9,324	55,527	96,610	5,696	41,618	0	349,912

Investment accounted for using equity method									2,348
Other assets									99,384

Total assets									451,644

Depreciation and amortization	3,479	118	73	2,074	3,206	32	248

Expenditures for segment assets	1,317	0	28	799	2,344	4	211

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is the leading telecom service provider in Taiwan. Chunghwa Telecom provides fixed line, mobile and Internet and data services to residential and business customers in Taiwan.

For inquiries:

Fu-fu Shen

Investor Relations

+886 2 2344 5488

chtir@cht.com.tw